UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13A-16 or 15D-16 of
                      the Securities Exchange Act of 1934


                                  March 10, 2006

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                                     TDC A/S
             (Exact name of registrant as specified in its charter)


                  NOERREGADE 21, 0900 COPENHAGEN C, DK-DENMARK
                    (Address of principal executive offices)


                                    001-12998
                            (Commission File Number)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]


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REDEMPTION REJECTED

DANISH COMMERCE AND COMPANIES AGENCY REJECTS REGISTRATION OF REDEMPTION
PROVISION.


By a letter of March 8, 2006 TDC has received a decision from the Danish Commerce and Companies Agency with regard to registration of the provision concerning redemption of shares, which following a proposal from Nordic Telephone Company ApS ("NTC") was adopted with approx. 90.9 per cent majority of the votes at the company's extraordinary general meeting on February 28, 2006. The Danish Commerce and Companies Agency has rejected to register the provision as the Agency finds it being inconsistent with the Danish Act on Public Limited Companies.

Together with its advisers TDC is reviewing the decision.

As announced in stock exchange release no. 18/2006 of March 6, 2006, TDC has received a written redemption notice from NTC on initiation of the redemption of shares held by the other shareholders in the company. Today, NTC has informed TDC that NTC, on the basis of the Agency's decision, suspends the redemption process. Reference is being made to the separate press-release from NTC of today. TDC will inform all shareholders about NTC's decision. A copy of TDC's letter to the shareholders is shown below in its entirety.


For further information please contact TDC Investor Relations at +45 3343 7680.


To TDC A/S' shareholders

Suspension of redemption of shares
As stated in the letter of March 7, 2006, the Board of Directors of TDC A/S on March 5, 2006, received a written redemption notice from Nordic Telephone Company ApS ("NTC") regarding the redemption of shares held by the other shareholders. As stipulated in the Articles of Association of the company adopted at the extraordinary general meeting on February 28, 2006 TDC arranged for the distribution of NTC's redemption notice to the other shareholders on March 7, 2006.

By letter of March 8, 2006 the Danish Commerce and Companies Agency informed TDC A/S that the amendment of the Articles of Association regarding redemption of shares held by the other shareholders in TDC as filed to the Agency, was rejected from registration. According to the Agency the provision is inconsistent with the Danish Act on Public Limited Companies. Together with its advisers TDC A/S is reviewing the decision in order to decide whether the Agency's decision shall be appealed.

Today, NTC has informed TDC that NTC until further notice suspends the initiated redemption, cf. the enclosed press release from NTC.

Consequently, you are hereby informed that you should not transfer shares to NTC pursuant to the redemption process, which was initiated by NTC on March 5, 2006. If the decision by the Danish Commerce and Companies Agency would be overruled, NTC has reserved its right to re-commence the redemption process on the same terms as stated in the original redemption notice; however, the time-limit for the transfer of shares would in such case be changed.

Yours sincerely

The Board of Directors


TDC A/S
Noerregade 21
0900 Copenhagen C
DK-Denmark
www.tdc.com



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                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                       TDC A/S
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                                                     (Registrant)

     March 10, 2006                              /s/ FLEMMING JACOBSEN
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        (Date)                                     Flemming Jacobsen
                                                Vice President Treasury